August 16, 2013

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:     Pitney Bowes Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 25, 2013
File No. 001-03579

Dear Mr. Gilmore:

Pitney Bowes Inc. (the “Company”) is submitting the following response to the staff’s comment letter dated August 9, 2013, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2012 and filed on February 25, 2013. In preparing our response, we have utilized the subheadings and item number references consistent with your letter.

Form 10-K for the Fiscal Year ended December 31, 2012

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 42

1.
We note your disclosure on page 42 that revenue is allocated to each of the elements in your multiple element arrangements based on their relative fair value. Please tell us how your allocation method is consistent with the relative selling price method discussed in ASU No. 2009-13 considering the term fair value is no longer referred to within this guidance. As part of your response, please also tell us your consideration for disclosing the significant factors, inputs, assumptions and methods used in determining the deliverables in your multiple element arrangements including how you allocate the elements within your multiple element arrangements that include software and non-software related elements. Please refer to ASC 605-25-50-2(e).

Response: The Company acknowledges the staff's comment and will revise its disclosure, in future filings, to update its wording to reflect that in multiple element arrangements, revenue is allocated to each of the elements based on relative “selling prices” and that the selling price for each of the elements is determined based on vendor specific objective evidence. The Company establishes vendor specific objective evidence of selling prices for its products and services based on the prices charged for each element when sold separately in standalone transactions. The Company believes that this enhanced disclosure will enable the reader to better understand the significant factors, inputs, assumptions and methods used by the Company in determining the deliverables in its multiple element arrangements (including deliverables in multiple element arrangements that include software and non-software related elements).

The Company additionally advises the staff that the term “relative fair value” as disclosed in the Company's Form 10-K is synonymous with the term “relative selling price” and that the Company's allocation methodology is consistent with ASU 2009-13, Revenue Recognition (Topic 605).

Note 8. Income Taxes, page 53

2.
We note your disclosure that as of December 31, 2012 you have not provided for income taxes on $750 million of cumulative undistributed earnings of subsidiaries outside the U.S. as these earnings will be either indefinitely reinvested or remitted substantially free of additional tax. We further note that you made tax accruals of $43 million for the repatriation of additional non-U.S. earnings that arose as a result of one-time events including the sale of leveraged lease assets and Canadian tax law changes. Please explain to us how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for undistributed earnings that are intended to be indefinitely reinvested. Describe the type of evidence that sufficiently demonstrates that remittance of earnings will be postponed indefinitely.

Response: The Company regularly examines earnings of its non-US subsidiaries to determine if the presumption that all undistributed earnings will be transferred to the parent may be overcome by sufficient evidence that the subsidiary has invested or will invest any undistributed earnings indefinitely. Only if this presumption is overcome do we conclude that a deferred tax liability associated with the repatriation of the earnings should not be recorded. See ASC 740-30-25-3, -17 and -18.

In evaluating the criteria for the exception to recognition of a deferred tax liability for undistributed earnings that are intended to be indefinitely reinvested, the evidence examined includes the following:

•
Non-US working capital and capital expenditure needs required to fund and support the Company's non-US businesses. This element includes non-US capital expenditures, non-US strategic transformation/restructuring expenditures and the Company's financing of equipment via rental and leasing arrangements with customers.

•	Funding of the Company's Irish Treasury Center that sweeps excess cash from cash-generating non-US operations and loans it to non-US operations requiring additional funding.

•
Examining domestic cash needs that have and are expected to continue to be supported by operational US cash flow and ready access to credit markets in the US at attractive interest rates, as evidenced by the Company's recent debt placement and commercial paper borrowings.

•
Funding of non-US acquisitions historically from non-US sources, such as the $65 million Portrait Software plc UK acquisition in 2010, the $29 million Asterion SAS French acquisition in 2007, and several other smaller non-US acquisitions over the past 10 years.

There were two non-recurring, non-operational events that occurred in 2012 which caused us to re-evaluate our analysis and conclude that the excess cash generated from these one-time unusual events would not be indefinitely reinvested.

•
In February 2012, after originally being approached by a third party, the Company closed on the sale of its Canadian leveraged lease assets, generating one-time unexpected net after-tax proceeds of $55 million in the Company's Canadian subsidiary.

•
In March 2012, a Canadian tax law was proposed that would impose a five percent withholding tax on loans made from Canadian subsidiaries to certain of its foreign affiliates. Two such loans had been made by the Company's Canadian subsidiary to the Company's Irish Treasury Center that had been used to fund the Company's non-US operations. Because of the proposed law change, the term loans due in 2012 were not renewed and the cash was repaid to the Company's Canadian subsidiary, creating excess cash in that subsidiary. The proposed law was enacted in December 2012.

Following ASC 740-30-25-19, $43 million of tax was accrued during 2012 to repatriate excess cash generated from these unusual, one-time events that the Company determined would not be indefinitely reinvested in the Company's non-US operations.

The above evaluation, including the consideration of the one-time events described above, resulted in the conclusion that as of December 31, 2012, $750 million of non-US earnings would be either indefinitely reinvested or remitted substantially free of additional tax.

3.
We note that you aggregate net operating loss (NOL) carryforwards and tax credit carryforwards in the schedule of deferred tax assets. We further note your disclosure indicating that most of your NOLs can be carried forward indefinitely however you have not disclosed when the remainder of the NOLs will expire. Please tell us what consideration was given to disclosing:

•	NOL carryforwards and tax credit carryforwards on a disaggregated basis;

•	The amounts of domestic and foreign NOLs; and

•	Expiration dates, or ranges of dates, of NOLs and tax credits that cannot be carried forward indefinitely.

Refer to ASC 740-10-50-3 and 6.

Response: The Company's net operating loss (“NOL”) carryforwards and tax credits were aggregated and disclosed as a $194 million deferred tax asset in the table of significant temporary differences because their character is similar in nature. $42 million of this amount is a tax credit carryforward. $41 million of the tax credit carryforward is offset by a valuation allowance because we concluded that, based on the weight of available evidence including prior and expected future tax credit utilization, it is more likely than not that the tax credits will not be realized. As such, the Company concluded that the tax credit carryforward was not significant and should be aggregated with other tax carryforward deferred tax assets. In light of the staff's comments, in future filings, the Company will disclose net operating loss and tax credit carryforwards separately in accordance with ASC 740-10-50-6.

The Company respectfully notes that $310 million of the Company's NOL carryforwards are foreign and $29 million are domestic. Of the total, $301 million (89 percent) may be carried forward indefinitely whereas $29 million expire in years 2022 through 2027, and $9 million expire in years 2014 through 2020. Accordingly, we concluded and disclosed that “most of the losses could be carried forward indefinitely” in accordance with ASC 740-10-50-3. In response to the staff's comments, in future filings, the Company will provide a further breakout of the expiration dates of these carryforwards.

* * * * * * *

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above comments are responsive to the questions raised by the staff. We would be pleased to answer any further questions on these issues which the staff may have and, if necessary, to meet with them. Should there be any questions, please do not hesitate to call Suzette Recinos at (203) 351-7378.

/s/ Michael Monahan
Michael Monahan
Executive Vice President and
Chief Financial Officer

Copies:
Brian Lane – Gibson, Dunn & Crutcher, LLP
PricewaterhouseCoopers LLP
Suzette Recinos